December 4, 2009

Mail Stop 3010

Mr. Daniel L. Stephenson
President
Rancon Realty Fund IV
400 South El Camino Real, Suite 1100
San Mateo, CA 94402

> **Re: Rancon Realty Fund IV**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-14207**

Dear Mr. Stephenson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Significant Accounting Policies, page 30

Revenues, page 31

1.   Please clarify your disclosure "where actual expenses are significantly different from estimates, the Partnership will accrue the estimated differences in the same period" as it relates to tenant reimbursements. For instance, is an accrual made in the current period and then adjusted in the subsequent period? It is not clear how you can predetermine that an actual expense will be significantly different from

an estimated expense, and if so, it is not clear why you do not adjust the estimated expense in the current period in those cases.

2.   Please tell us the impact that the bankruptcy of Circuit City had on your operating results during 2008. Also tell us and disclose in future filings the amount of accounts receivable that was written off or allowed for during 2008. In future filings within MD&A and in your response please tell us the impact that you expect that the bankruptcy of Circuit City will have on future results.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief